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02055372

FILE NO. 82-3311

October 2, 2002

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

02 OCT 10 AM 9:38

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Revision of Interim 2002 Forecasts (Consolidated) (September 30, 2002)

Yours very truly,

Fusako Otsuka

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

dlw 10/30

FILE NO. 82-3311

September 30, 2002

Notice of Revision of Interim 2002 Forecasts (Consolidated)

Shiseido Co., Ltd.
Representative: Morio Ikeda (President & CEO (Representative Director))
Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
Phone: +81-3-3572-5111 (Masato Hashikawa, General Manager, Investor Relations Department)

Shiseido Co., Ltd. (the "Company") has revised its forecasts for the interim period of fiscal 2002 (April 1, 2001–September 30, 2002). The original forecasts were announced on May 8, 2002. The revised forecasts are shown below.

This announcement of revised forecasts is made in accordance with a Tokyo Stock Exchange regulation. Listed companies must make a public announcement if the figures such as originally forecast net sales, ordinary income and net income figures differ from current estimates by certain percentages, namely, more than 10% for net sales, and more than 30% for ordinary income or net income.

1. Revised Forecast for Interim Period of Fiscal 2002 (April 1, 2001—September 30, 2002)

Consolidated

(Millions of yen; %)

	Net Sales	Operating Income	Ordinary Income	Net Income (Loss)
Previous Forecast (A) (Announced May 8, 2002)	310,000	21,000	19,000	7,000
Revised Forecast (B)	310,000	24,000	22,000	9,000
Change (B-A)	0	3,000	3,000	2,000
Change (%)	—	14.3	15.8	28.6
Interim FY2001Results	292,379	8,052	9,904	(1,475)

2. Reasons for Revision

(1) Consolidated Net Income (Loss)

The combination of ordinary income exceeding initial projections with the occurrence of divergent projections for such line items as income taxes for the first half of the fiscal term have resulted in a forecast for consolidated net income for the period that exceeds initial projections.

*There have been no changes in forecasts for nonconsolidated results for the interim period of fiscal 2002 and consolidated and nonconsolidated forecasts for fiscal 2003.